Exhibit 23.3

Consent of Independent Auditors

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement No. 333-192138 on Form S-3 of Millennial Media, Inc. of our report dated September 19, 2013, relating to the consolidated financial statements of Jumptap, Inc. and subsidiaries as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 (which report expresses an unmodified opinion and an emphasis-of-matter paragraph relating to going concern uncertainty), appearing in the Current Report on Form 8-K of Millennial Media dated November 8, 2013.  We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
January 24, 2014